Exhibit 99.5

Consent of Deloitte & Touche LLP, Independent Accountants

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-103876 of Tumbleweed Communications Corp. on Form S-4 of our report (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (a) the uncertainty about Valicert, Inc.’s ability to continue as a going concern and (b) a change in the method of accounting for goodwill) dated January 23, 2003 (February 18, 2003 as to Note 14) on the consolidated financial statements and financial statement schedule of Valicert, Inc. for the years ended December 31, 2000, 2001 and 2002, appearing in the joint proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in the joint proxy statement/prospectus.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

April 25, 2003